UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Landmark Tower

2 Leonardo Da Vinci Street

Tel Aviv 6473309

Israel

(972) 03-6844459

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2026 Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Asaf Alperovitz
	Name:	Asaf Alperovitz
	Title:	Chief Financial Officer
ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 10, 2026

2026 Third Quarter Financial Results Elad Aharonson | President and CEO November 11 , 2026

Important legal notes

Disclaimer and safe harbor for forward-looking statements

This presentation contains statements that constitute "forward-looking statements," many of which can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate," "strive," "forecast," "targets" and "potential," among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding the company's intent, belief or current expectations. Forward-looking statements are based on management's beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: the company's ability to implement the changes we are outlining in this presentation; loss or impairment of business licenses or mineral extraction permits or concessions, including the company's ability to win the new concession at the Dead Sea in 2030; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; volatility of supply and demand and the impact of competition; the difference between actual reserves and the company's reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at the company's seaport shipping facilities or regulatory restrictions affecting the company's ability to export the company's products overseas; changes in exchange rates or prices compared to those the company is currently experiencing; general market, political or economic conditions in the countries in which the company operates; price increases or shortages with respect to water, energy, and the company's principal raw materials; pandemics may create disruptions, impacting the company's sales, operations, supply chain and customers; delays in the completion of major projects by third-party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the company's plants; labor disputes, slowdowns and strikes involving the company's employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in the company's evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations and restrictions, as well as credit risk; rising interest rates; the outcome of government examinations or investigations; disruption of the company's information technology systems or breaches of the company's, or the company's service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company's cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; the cyclicality of the company's businesses; the company's exposure to risks relating to its current and future activity in emerging markets; changes in demand for the company's fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company's control; disruption to sales of the company's industrial products and phosphate solutions segments' products, as well as magnesium products, due to factors beyond the company's control, including changes in global economic conditions and environmental regulations; the company's ability to secure additional resources to continue the company's phosphate mining operations at ICL Rotem; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company's workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of security tension in Israel and the resulting disruptions to the company's supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under "Item 3 - Key Information - D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (SEC) on March 11, 2026 (the "Annual Report"). Forward-looking statements speak only as of the date they are made, and except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements. This presentation for the third quarter of 2026 should be read in conjunction with the Annual Report of 2025 on Form 20-F, as of and for the year ended December 31, 2025, filed on March 11, 2026, and the published reports for the first and second quarters of 2026, respectively, including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.

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3 Overview | resilient 3 Q ’ 26 results (1) Adjusted net income, adjusted EBITDA, adjusted diluted EPS and free cash flow are non - GAAP financial measures; see reconciliat ion tables in appendix. Highlights vs. 3 Q ’ 25 • Sales up 3% • Gross margin of 32.9% – highest rate since 4 Q ’ 24 • Adjusted net income (1) up 2% • Adjusted EBITDA (1) up 1% • Managed record high raw material prices, as well as elevated freight and logistics costs • Implemented targeted price increases across key end - markets • Delivered solid underlying cash generation $ 0.10 adjusted diluted EPS (1) $ 402 M adjusted EBITDA (1) $ 1.9 B total sales $ 66 M free cash flow (1) $ 256 M operating cash flow $ 126 M adjusted net income (1)

4 Segment highlights | resilient 3 Q ’ 26 results Industrial Products Strong quarter driven by higher bromine prices and improving demand in key end markets Potash Higher prices partially offset strong FX headwinds and higher energy and logistics costs Growing Solutions Exercised discipline – in terms of pricing, mix and controllables – amidst challenging market conditions Phosphate Solutions Diversified specialty offerings showed resilience and helped partially offset higher sulfur prices and tight supply

Third Quarter 2026 Financial Results Asaf Alperovitz CFO

Industrial Products Key developments in 3 Q ’ 26 • Strong YoY increase in both sales and EBITDA, supported by higher bromine prices • Bromine - based flame retardants: improved electronics demand remained key growth driver • Phosphorus - based flame retardants : higher sales and volumes in construction end - market • Clear brine fluids: sales increased • Specialty minerals: stable demand, with improved pricing $ 295 $ 347 3Q'25 3Q'26 $ 67 $ 100 3Q'25 3Q'26 29% 23% 6 Sales US$M EBITDA US$M Note: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details.

$ 169 $ 157 3Q'25 3Q'26 EBITDA US$M 7 Note: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details. Potash • Average potash CIF price per ton of $ 370 , up vs. $ 353 in 3 Q ’ 25 • Production of 1.1 Mmt in - line with 3 Q ’ 25 • Mix shifted more toward contractual obligations • Demand continued to improve in key markets, supported by crop economics • Results impacted by stronger shekel and higher energy and logistics costs Key developments in 3 Q ’ 26 Sales US$M 33% 37% $ 453 $ 469 3Q'25 3Q'26

Phosphate Solutions



Sales
US$M


$605
$589
3Q'25
3Q'26

EBITDA
US$M


$134
22%
$118
20%
3Q'25
3Q'26

Key developments in 3Q'26

- Delivered solid results, despite challenging market conditions
- Achieved 20% EBITDA margin, as proactive pricing measures helped offset inflated sulfur costs
- Food: sales higher, with continued growth in new business pipeline and regional expansions
- Industrial: higher sales, with firm battery demand in China
- Fertilizers: quantity and profitability declined on lower demand and higher sulfur prices
- Proactively optimized production in Israel and China, to help manage impact of record sulfur prices
- Sulfur purchase prices improving in 4Q'26

Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. For 3Q'26, Phosphate Specialties were $396M of segment sales, $44M of adjusted OI, $14M of D&A and $58M of EBITDA, while Phosphate Commodities were $193M of segment sales, $14M of adjusted OI, $46M of D&A and $60M of EBITDA.

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$ 50 $ 44 3Q'25 3Q'26 9 Growing Solutions • Effectively and proactively managed controllable factors • Improved pricing partially offset higher input costs and lower demand in key markets • Brazil: soft market conditions continued • North America: sales remained stable • Asia: s ales and profit increased • Europe: farmer affordability impacted sales • Turf & Ornamental: sales and profitability increased on higher prices Key developments in 3 Q ’ 26 Sales US$M EBITDA US$M Note: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details. 8% 9% $ 561 $ 538 3Q'25 3Q'26

# Key indicators | agricultural



Grain Price Index (GPI)
US¢/bushel
Corn
Rice
Wheat
Soy
GPI
$2,000
$1,000
$0
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23
1Q'24
2Q'24
3Q'24
4Q'24
1Q'25
2Q'25
3Q'25
4Q'25
1Q'26
2Q'26
3Q'26
Oct'26



Farmer sentiment
Index
150
100
50
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23
1Q'24
2Q'24
3Q'24
4Q'24
1Q'25
2Q'25
3Q'25
4Q'25
1Q'26
2Q'26
3Q'26
Oct'26



Raw material prices
US$
Sulfur
Urea
Potash
TSP
$1,200
$800
$400
$0
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23
1Q'24
2Q'24
3Q'24
4Q'24
1Q'25
2Q'25
3Q'25
4Q'25
1Q'26
2Q'26
3Q'26
Oct'26



Supramax Timecharter Average
US$/day
$40,000
$30,000
$20,000
$10,000
$0
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23
1Q'24
2Q'24
3Q'24
4Q'24
1Q'25
2Q'25
3Q'25
4Q'25
1Q'26
2Q'26
3Q'26
Oct'26

*Sources: Grain prices – CME, Grain Price Index – calculated as of 10.30.26. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 11.3.26. Sulfur (bulk FOB Middle East spot, US$/t), urea (granular bulk FOB Egypt spot, US$/t), potash (granular bulk FOB U.S. NOLA barge spot, US$/st) and TSP (granular bulk CFR Brazil spot, US$/t) – CRU, as of 10.30.26. Supramax – Hudson Shipping, as of 10.30.26.*

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Sources: Chinese bromine price trend based on internal estimates, as of 10.30.26 . U.S. retail trade and food sales (shown at quarter - end) from Advance Retail Sales: Retail Trade and Food Services – U.S. Census Bureau via Federal Reserve Bank of St. Louis, as 10.15.26 . USD vs. NIS – Bank of Israel , as of 10.30.26 . Key indicators | other 11 Chinese bromine Price trend US$ U.S. retail trade and food services US$M USD vs. NIS Index $0 $4,000 $8,000 3Q'22 1Q'23 3Q'23 1Q'24 3Q'24 1Q'25 3Q'25 1Q'26 3Q'26 2.50 3.00 3.50 4.00 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26 2Q'26 3Q'26 Oct'26 $600,000 $700,000 $800,000 3Q'22 4Q'22 1Q'23 2Q'23 3Q'23 4Q'23 1Q'24 2Q'24 3Q'24 4Q'24 1Q'25 2Q'25 3Q'25 4Q'25 1Q'26 2Q'26 3Q'26

12 Diversified business model supported increased sales Third quarter | 2026 Notes: Numbers rounded to closest million; Other includes intercompany eliminations. Sales by Segment US$M Sales US$M $ 1,853 $ 1,910 $ 52 $ 16 $ 16 $ 23 $ 28 3Q'25 Industrial Products Potash Phosphate Solutions Growing Solutions Other 3Q'26 $ 1,853 $ 1,910 $ 134 $ 171 $ 20 3Q'25 Volume Price Exchange Rate 3Q'26 $ 538 $ 589 $ 469 $ 347 Other ($33) IP Potash PS GS

13 Achieved YoY improvement, despite significant headwinds Third quarter | 2026 Notes: Adjusted EBITDA is a non - GAAP financial measure; please see reconciliation tables in appendix. Numbers rounded to closest million; Other includes intercompany eliminations. Adjusted EBITDA by segment Adjusted EBITDA $ 398 $ 402 $ 33 $ 12 $ 16 $ 6 $ 5 3Q'25 Industrial Products Potash Phosphate Solutions Growing Solutions Other 3Q'26 $ 398 $ 402 $ 22 $ 171 $ 43 $ 103 $ 10 $ 21 $ 32 3Q'25 Volume Price Exchange Rate Raw Materials Energy Transport Operational & Other 3Q'26 $ 44 $ 118 $ 157 $ 100 Other ($17) US$M US$M IP Potash PS GS

14 Financial highlights | 3 Q ’ 26 Notes: All metrics as of 9.30.26 . Available cash resources comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitizatio n. Net debt to adjusted EBITDA and FCF are non - GAAP financial measures; see appendix for additional details. Dividend yield shown on TTM basis and calculated by summing dividends paid per share for past four quarters, divided by price per share on final trading day of quarter. Cash resources $ 2.2 B available Cash flow OCF of $ 256 M FCF of $ 66 M Net debt to adjusted EBITDA 1.5 x Shareholder return 3 Q ’ 26 dividend $ 63 M Annual yield 4.1%

As of 11.11.26 . (1) Adjusted EBITDA is a non - GAAP measure; please see appendix for additional details. The company provides guidance for consolida ted adjusted EBITDA and for its Potash segment, it provides sales volumes guidance. The company believes this information provides greater transparen cy, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate performance and c omp are financial results between periods. Adjusted EBITDA (1) of $ 1.5 B to $ 1.7 B Potash sales volumes of 4.5 Mmt to 4.7 Mmt A nnual adjusted tax rate of ~ 30 % Reiterating guidance | FY ’ 26 Continued to resiliently manage controllables 15

Third Quarter 2026 Strategic Update Elad Aharonson President and CEO

Additions Departures Food Industrial Products Existing IP Additions Departures Industrial phosphates  Growing Solutions Remaining dedicated to specialty crop nutrition Essential Minerals Potash Additions Phosphate  Agriculture Dedicated to food and beverage, health, nutrition and wellness Nutrition Solutions Industrial Profitable growth | transition to new org structure in 2027 17 Focused on growth engines and aligning business with strategic priorities Supplements and pharma Supplements and pharma Industrial phosphates Industrial phosphates Phosphate commodities Phosphate commodities

Food Industrial Products Agriculture Industrial 18 integration on track: c ross - selling several innovative new products for bakery and confectionary end - markets Nutrition Solutions Bear - y Delicious Gummies Lemon Custard Cake Shooter Lemon - y Custard Growing Solutions Advancing development of biostimulants and facilitating development of new and innovative products for agriculture industry Leveraging technological expertise to capture growth driven by AI infrastructure and related technologies Maximizing core | diversified portfolio Expanding reach via both organic and inorganic opportunities

Sources of s avings Increase productivity Operational efficiency across sites and processes 50 % to 60 % Reduce external spend Procurement and third - party cost base 30 % to 40 % Optimize SG&A Leaner corporate and support functions 10 % to 20 % Estimated benefit to adjusted EBITDA US$M FY'27 Plan FY'28 Plan = >$ 200 >$ 150 >$ 350 ELEVATE | delivering optimization and efficiency Implementation on track 19 Note: Total benefit is estimated and versus current run - rate.

Leading with resilience , despite challenging global and industry conditions • Delivered growth in sales and EBITDA, with lower operating costs 20 Continuing to pursue long - term profitable growth , with transition to new organizational structure in 2027 • Focusing on growth engines, aligning business with strategic priorities Maximizing core through diversified portfolio, which provides flexibility to optimize mix • Benefitting from global reach with strong local presence Delivering optimization and efficiency • ELEVATE implementation on track – expecting to meet 2027 savings target of more than $ 150 M Strategic takeaways Expecting to enter 2027 from position of strength • Industry fundamentals looking constructive, with healthy demand and tight supply

Thank you Contact Peggy.ReillyTharp@icl - group.com for more information on ICL View our interactive data tool at: https://investors.icl - group.com/interactive - data - tool/default.aspx

Appendix Third Quarter 2026

3 Q ’ 25 3 Q ’ 26 Phosphate Solutions (1) US$M $ 605 $ 589 Segment sales $ 85 $ 58 Segment operating income 14% 10 % Segment operating margin $ 49 $ 60 Depreciation and amortization $ 134 $ 118 Segment EBITDA 22% 20 % Segment EBITDA margin Calculation of segment EBITDA | 3 Q ’ 26 3 Q ’ 25 3 Q ’ 26 Industrial Products US$M $ 295 $ 347 Segment sales $ 52 $ 84 Segment operating income 18% 24 % Segment operating margin $ 15 $ 16 Depreciation and amortization $ 67 $ 100 Segment EBITDA 23% 29 % Segment EBITDA margin 3 Q ’ 25 3 Q ’ 26 Potash US$M $ 453 $ 469 Segment sales $ 104 $ 94 Segment operating income 23% 20 % Segment operating margin $ 65 $ 63 Depreciation and amortization $ 169 $ 157 Segment EBITDA 37% 33 % Segment EBITDA margin 23 3 Q ’ 25 3 Q ’ 26 Growing Solutions US$M $ 561 $ 538 Segment sales $ 31 $ 25 Segment operating income 6% 5 % Segment operating margin $ 19 $ 19 Depreciation and amortization $ 50 $ 44 Segment EBITDA 9% 8 % Segment EBITDA margin Notes: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details. For 3 Q ’ 26 , Phosphate Specialties were $ 396 M of segment sales, $ 44 M of adjusted OI, $ 14 M of D&A and $ 58 M of EBITDA, while Phosphate Commodities were $ 193 M of segment sales, $ 14 M of adjusted OI, $ 46 M of D&A and $ 60 M of EBITDA .

Segment results analysis | 3 Q ’ 26 Growing Solutions Phosphate Solutions (1) Potash Industrial Products Segment Sales US$M $ 561 $ 605 $ 453 $ 295 3 Q ’ 25 ($ 66 ) ($ 114 ) - $ 23 Quantity $ 28 $ 90 $ 17 $ 29 Price $ 15 $ 8 ($ 1 ) - Exchange rates $ 538 $ 589 $ 469 $ 347 3 Q ’ 26 Growing Solutions Phosphate Solutions (1) Potash Industrial Products Segment EBITDA US$M $ 50 $ 134 $ 169 $ 67 3 Q ’ 25 ($ 9 ) ($ 35 ) $ 6 $ 4 Quantity $ 28 $ 90 $ 17 $ 29 Price $ 1 ($ 15 ) ($ 12 ) ($ 13 ) Exchange rates ($ 22 ) ($ 77 ) - ($ 8 ) Raw materials ($ 1 ) $ 2 ($ 9 ) ($ 1 ) Energy ($ 2 ) ($ 3 ) ($ 15 ) - Transportation ($ 1 ) $ 22 $ 1 $ 22 Operating and other expenses $ 44 $ 118 $ 157 $ 100 3 Q ’ 26 24 Notes: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details. For 3 Q ’ 26 , Phosphate Specialties were $ 396 M of segment sales, $ 44 M of adjusted OI, $ 14 M of D&A and $ 58 M of EBITDA, while Phosphate Commodities were $ 193 M of segment sales, $ 14 M of adjusted OI, $ 46 M of D&A and $ 60 M of EBITDA .

Reconciliation tables | 3 Q ’ 26 Calculation of adjustments 3 Q ’ 25 3 Q ’ 26 Adjusted EBITDA US$M $ 129 $ 129 Net income $ 44 $ 42 Financing expenses, net $ 57 $ 54 Taxes on income $ 230 $ 225 Operating income $ 157 $ 169 Depreciation and amortization $ 11 $ 8 Adjustments (1) $ 398 $ 402 Adjusted EBITDA 3 Q ’ 25 3 Q ’ 26 Free cash flow US$M $ 308 $ 256 Cash flow from operations ($ 179 ) ($ 190 ) Additions to PP&E, intangible assets and dividends from equity - accounted investees (2) $ 129 $ 66 Free cash flow 3 Q ’ 25 3 Q ’ 26 Adjusted NI and diluted EPS US$M, ex. per share $ 115 $ 120 Net income, attributable $ 11 $ 8 Adjustments (1) ($ 2 ) ($ 2 ) Total tax adjustments $ 124 $ 126 Adjusted net income, attributable 1,291 1,291 Weighted - average number of diluted ordinary shares outstanding in millions $ 0.10 $ 0.10 Adjusted diluted EPS 3 Q ’ 26 Net debt to adjusted EBITDA (3) US$M $ 2,427 Net debt $ 1,594 Adjusted EBITDA 1.5 Net debt to adjusted EBITDA 25 Note: Numbers may not add, due to rounding and set - offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non - GAAP) – in corresponding quarters ’ earnings release. (2) Includes proceeds from sale of property, plants and equipment. (3) Net debt to adjusted EBITDA ratio calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA, excluding net income attributed to non - controlling interests.

Guidance and non-GAAP financial measures

Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. The company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes, unless required by law. The company provides guidance for consolidated adjusted EBITDA, and for its Potash business the company provides sales volumes guidance. The company believes this information provides greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate the company's performance and compare its financial results between periods.

Non-GAAP financial measures: The company discloses in this presentation non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company's shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company's shareholders, diluted adjusted earnings per share, free cash flow and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation tables. Certain of these items may recur. The company calculates adjusted net income attributable to the company's shareholders by adjusting net income attributable to the company's shareholders to add certain items, as set forth in the reconciliation table under "adjusted net income and diluted earnings per share" in the appendix, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Free cash flow is calculated as cash flow from operations less any additions to PP&E, intangible assets, and dividends from equity-accounted investees. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation tables under "consolidated adjusted EBITDA" in the appendix, which were adjusted for in calculating the adjusted operating income.

You should not view adjusted operating income, adjusted net income attributable to the company's shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company's shareholders determined in accordance with IFRS, and you should note that the company's definitions of adjusted operating income, adjusted net income attributable to the company's shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company's non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company's shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management performance. The company believes these non-IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance.

The company presents a discussion in the period-to-period comparisons of the primary drivers of change in the company's results of operations. This discussion is based in part on management's best estimates of the impact of the main trends on the company's businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company's financial statements.

ICL 26